EXHIBIT 18.1

March 28, 2013
The Children’s Place Retail Stores, Inc.
500 Plaza Drive
Secaucus, NJ 07094

Ladies and Gentlemen:

We have audited the consolidated balance sheets of The Children’s Place Retail Stores, Inc. and subsidiaries (the Company) as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended February 2, 2013, and have reported thereon dated March 28, 2013. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended February 2, 2013. As stated in note 2 to those consolidated financial statements, the Company elected to change its method of accounting for inventories from the retail inventory method to an average cost method. In addition, the Company elected to capitalize additional supply chain costs which were previously expensed as incurred. The Company believes that the changes are preferable as they better reflect the value of inventory as of the balance sheet dates, provide a better reflection of periodic net income and improve comparability with its peers.

With regard to the aforementioned accounting changes, authoritative criteria has not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted methods of accounting are preferable in the Company’s circumstances.

Very truly yours,
/S/ BDO USA, LLP

New York, NY
March 28, 2013